Mitchell S. Nussbaum of Loeb & Loeb LLP

345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA IDEA

June 16, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Corp. Post-Effective Amendment No. 1 to Form S-4 File No. 333-155579 Filed June 9, 2009

Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued on June 15, 2009 regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 and addressed to Mr. Mark D. Chen (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 for the Company (the “Amended S-4”) through the Commission’s Interactive Data Electronic Applications system (“IDEA”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-4.

In order to facilitate your review of the Amended S-4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-4.

John Reynolds June 16, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Post-Effective Amendment to Form S-4 Filed June 9, 2009

General

1.
We note the statement on page 11 and elsewhere that you “will file a Current Report on Form 8-K with respect to any arrangements entered into by Pantheon, CCBS or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by Pantheon’s stockholders.” Please advise us of the basis for your apparent determination that revised materials under Rule 14a-6 would not be required to be mailed. We may have further comment.

Company Response:  The Company intends to make a case-by-case determination of whether disclosure of any arrangement entered into by Pantheon, CCBS or their respective affiliates would be required to be disclosed in a formal supplement to the Proxy Statement/Prospectus and physically mailed to the stockholders of Pantheon as contemplated by 14a-6, or disclosed in a Current Report on Form 8-K in a manner similar to additional soliciting material typically used in shareholder approval situations such as that contemplated by the Amended S-4.  The Company notes that in light of the disclosure in the Amended S-4 regarding the potential use of the trust account to repurchase shares, the materiality of any incremental disclosure will be considered in the context of such existing disclosure.

2.
We note the statement on page two that you will be required to liquidate “promptly” if the “contractual obligation is not waived by YA Global and Victory Park.” Please revise to clarify, if true, that the put and call option agreements would require you to liquidate on the tenth business day after June 30, 2009. We note section 4, 5 of the put and call option agreements. Also, please revise to clarify whether the agreements contemplated a waiver process for the intermediaries, It appears that a decision by the parties to extend the deadline would require amended agreements. Please revise or advise.

Company Response: Changes in response to the Staff’s Comment have been made on pages 2, 41, 62 and 165 in the Amended S-4.

John Reynolds June 16, 2009 Page 3

3.
With a view to disclosure, advise us whether you anticipate resetting the record and meeting dates in the event that (1) the parties agree to an extension beyond June 30, 2009, or (2) there is no extension but an alternative transaction is entered into within the 10 business day period after June 30, 2009.

Company Response:  In the event the parties agree to an extension beyond June 30, 2009 or an alternative transaction is entered into within the 10 business day period after June 30, 2009, the Company expects that it may be necessary to reschedule the special meeting of Pantheon’s stockholders either due to the need for more time to enter into such agreements or for the proper disclosure to be provided to stockholders for their consideration in voting to approve such alternative transaction.  The Company notes that disclosure regarding the possibility of a postponement of the meeting date is already contained on page 11 in the Amended S-4.

4.	With a view to disclosure, please advise us of the minimum amount of time you anticipate giving shareholders to consider delivered materials before the meeting date.

Company Response:  The Company hope to be in a position to finalize and print the Proxy Statement/Prospectus on June 16, which assuming approximately 1-2 days in processing at Broadridge LLC and the use of overnight messenger for Pantheon’s few remaining stockholders, means that stockholders are likely to have at least 7 days to consider the delivered materials.

5.
We note the disclosure on page two of your Form S-4 filed May 19, 2009, that “[Given the interest Modern has expressed in the business of CCBS ... and the likelihood of Modern’s exercise of its options with YA Global and Victory Park, Pantheon does not expect Golden Meditech to be required to make any purchases of its stock pursuant to the obligation to do so contained in the Acquisition Agreement.” We also note the disclosure on page two of your post-effective amendment filed June 9, 2009 that “Pantheon, CCBS and Golden Meditech are seeking alternatives to consummate the acquisition of CCBS by Pantheon.” Please revise your filing to describe Golden Meditech’s obligation to purchase Pantheon China’s shares in light of the new information regarding Modern’s intentions. Explain how this obligation relates to any contemplated alternatives to consummate the acquisition.

John Reynolds June 16, 2009 Page 4

Company Response:  Pantheon and Golden Meditech are not considering any alternatives that would involve Golden Meditech acquiring any more shares of Pantheon, whether from Victory Park, YA Global or otherwise.  The Company does not believe that any revision to the existing disclosure is required, other than the deletion of erroneous suggestions of continued interest in CCBS on the part of Modern Develop Ltd. on page F-9 of the Amended S-4.

6.	In this regard, please update, if necessary, the statement on page six that “[u]pon completion of the business combination, Pantheon Cayman is not expected to become a subsidiary of Golden Meditech.”

Company Response: Please see the response to Comment 5 above.

7.
We note the statement on page ten that all or substantially all of the trust fund may pay for purchases, such that the combined company would receive no working capital from the trust account. Please consider risk factor disclosure addressing potential inconsistencies with the Form S-1 IPO. In this regard, we note the statement under Use of Proceeds in the Form S-1 that “[to the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business.” We also note the statement on page 104 of the post-effective amendment that holders of Pantheon’s initial public shares “may have grounds to seek rescission.”

Company Response:  The Company has considered the risks presented to its few remaining stockholders that are considering voting to approve the Business Combination and believes that the cited language was intended to convey to investors in Pantheon’s IPO the possibility that acquisitions of target businesses could be either for cash or stock, not that the targets would be guaranteed to receive amounts in the trust account.  While it would likely have been better to have included a caveat such as “may be used…” rather than “will be used…”, the Company does not believe that any material risk arises from the way this disclosure was drafted in the Form S-1.  On the other hand, since the Company recognizes that stockholders purchasing units in Pantheon’s IPO may have assumed that the number of shares outstanding after any business combination would have included all IPO shares (excluding up to 20% that are able to seek conversion), it has included appropriate cautionary disclosure in the Amended S-4 regarding the rescission rights such holders may have.

John Reynolds June 16, 2009 Page 5

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP